Exhibit 8(a)(ii)

                         [Mutual of America Letterhead]

              , 1999

Scudder Variable Life Investment Fund
175 Federal Street
Boston, MA  02110

Re:   Participation Agreement with Mutual of America and American Life

Dear Sirs/Madams:

Pursuant to the provisions of the Participation Agreement (the "Agreement") made by and among Scudder Variable Life Investment Fund (the "Fund"), Mutual of America Life Insurance Company ("Mutual of America") and The American Life Insurance Company of New York, dated December 30, 1993, and in accordance with the notice provisions of Section 10 of the Agreement, Mutual of America hereby designates its Separate Account No. 3 as an additional separate account included within the definition of "Account" for purposes of the Agreement and entitled to participate in the Fund.

Sincerely,

Mutual of America Life Insurance Company


By:
   -------------------------------
   Manfred Altstadt
   Senior Executive Vice President
   and Chief Financial Officer